Filed pursuant to Rule 424(b)(3)

Registration No.: 333-284350

PROSPECTUS SUPPLEMENT No. 3

(To the Prospectus dated May 9, 2025)

BIODEXA PHARMACEUTICALS PLC

341,352,000,000 Ordinary Shares Representing 34,135,200 American Depositary Shares

This prospectus supplement No. 3 (the “Prospectus Supplement”) amends and supplements our prospectus contained in our Registration Statement on Form F-1, as amended, effective as of May 9, 2025 (the “Prospectus”), related to the resale by the selling shareholder identified in the Prospectus of up to an aggregate of 341,352,000,000 of our ordinary shares, nominal value £0.00005 per share, represented by 34,135,200 American Depositary Shares (the “Depositary Shares”).

This Prospectus Supplement is being filed in order to incorporate into and include in the Prospectus the information contained in our attached Form 6-K, filed with the Securities and Exchange Commission on May 30, 2025.

This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.

Our Depositary Shares are listed on the NASDAQ Capital Market under the symbol “BDRX.” The last reported closing price of Depositary Shares on the NASDAQ Capital Market on May 29, 2025 was $1.06.

Investing in our securities involves risks. See “Risk Factors” beginning on page 10 of the Prospectus and in the documents incorporated by reference in the Prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

______________________________

The date of this Prospectus Supplement is May 30, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-37652

Biodexa Pharmaceuticals PLC
(Translation of registrant's name into English)

1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SUBMITTED HEREWITH:

Exhibit Number	Description

99.1	Press release dated May 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC
(Registrant)

Date: May 30, 2025	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer, Chief Financial Officer

EXHIBIT 99.1

Shareholder Update

May 30, 2025

Biodexa Pharmaceuticals PLC

Shareholder Update

Biodexa Pharmaceuticals PLC (“Biodexa” or the “Company”) (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, today announced a brief update for shareholders.

Financial position
As of May 29, 2025, the Company had access to the following cash resources:

$ millions
Cash at bank	5.7
Cash in escrow for eRapa Phase 3 program	4.4
10.1

Undrawn CPRIT grant for eRapa Phase 3 program	11.9

Debt	0.5

The CPRIT grant, together with Company match means the eRapa Phase 3 program is substantially funded. Based on its latest projections, the Company has sufficient working capital to fund operations into the first quarter of 2026.

Issued shares, total voting rights, market capitalization
As of May 29, 2025, there were 50,506,308,922 ordinary shares, equivalent to 5,050,630 American Depositary Shares (ADSs), outstanding. The Company holds zero shares in treasury and therefore the number of voting rights is the same as the number of ordinary shares outstanding.

Based on the closing share price on May 29, 2025 of $1.06 per ADS, the Company’s market capitalization was $5.4 million.

eRapa Phase 3 program
The Phase 3 study of eRapa in FAP is in the final stages of implementation. It will be a double-blind placebo-controlled trial in 168 patients, randomized 2:1 drug / placebo. It is expected the study will be conducted in approximately 30 clinical sites across the US and Europe. The US component of the study will be conducted by LumaBridge, based in San Antonio, Texas and the European component will be conducted by Precision for Medicine LLC. All planned US sites and the majority of European sites have been identified. Recruitment is expected to begin in the next few weeks.

About FAP
FAP is characterized as a proliferation of polyps in the colon and/or rectum, usually occurring in mid-teens. There is no approved therapeutic option for treating FAP patients, for whom active surveillance and surgical resection of the colon and/or rectum remain the standard of care. If untreated, FAP typically leads to cancer of the colon and/or rectum. There is a significant hereditary component to FAP with a reported prevalence of one in 5,000 to 10,000 in the US1 and one in 11,300 to 37,600 in Europe2. Importantly, mTOR has been shown to be over-expressed in FAP polyps – thereby underscoring the rationale for using a potent and safe mTOR inhibitor like eRapa to treat FAP.

$7.3Bn FAP addressable market opportunity
Based on the lowest estimates of prevalence of 1/10,000 and 1/37,600 in the US and Europe, respectively, the adult populations in each territory of approximately 258 million and 358 million and the median annual cost of approved non-biologic orphan drugs in the US of $206,1763, the implied combined US / European addressable market for eRapa in FAP is approximately $7.3Bn.

About eRapa

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis4. Importantly, mTOR has been shown to be over-expressed in FAP polyps – thereby underscoring the rationale for using a potent and safe mTOR inhibitor like eRapa to treat FAP. Rapamycin is approved in the US for organ rejection in renal transplantation as Rapamune®(Pfizer). Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin. Data from the Phase 2 study showed eRapa to be safe and well-tolerated with a median 17% reduction in total polyp burden at 12 months compared with baseline and an overall 75% non-progression rate. Patients in cohort 2 experienced an 89% non-progression rate and 29% median reduction in polyp burden at 12 months compared with baseline. The dosing given to cohort 2 – daily every other week -- is the dosage regimen to be used in the upcoming registrational Phase 3 study.

1.        www.rarediseases.org
2.        www.orpha.net
3.        Althobaiti et al. https://pmc.ncbi.nlm.nih.gov/articles/PMC9957503/
4.        Tian et al., mTOR Signaling in Cancer and mTOR Inhibitors in Solid Tumor Targeting Therapy, Int J Mol Sci. 2019 Feb; 20(3): 755

The Cancer Prevention and Research Institute of Texas
To date, CPRIT has awarded $2.9 billion in grants to Texas research institutions and organizations through its academic research, prevention and product development research programs. CPRIT has recruited 237 distinguished researchers, supported the establishment, expansion or relocation of 43 companies to Texas and generated over $5.7 billion in additional public and private investment. CPRIT funding has advanced scientific and clinical knowledge and provided 7.4 million life-saving cancer prevention and early detection services reaching Texans from all 254 counties. On November 5, 2019, Texas voters overwhelmingly approved a constitutional amendment to provide an additional $3 billion to CPRIT for a total $6 billion investment in cancer research and prevention. Learn more at https://cprit.texas.gov/.

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Bladder Cancer; tolimidone, under development for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilized formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements
Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.